# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEONC TECHNOLOGIES HOLDINGS, INC., CIK 0001979414
CUSIP: 64051A101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 23975 Park Sorrento, Suite 205, Calabasas, California (CA), 91302
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001787258

## Reporting persons
- Cinctive Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,483,980; sole dispositive power 0; shared dispositive power 2,483,980; aggregate amount beneficially owned 2,483,980 (9.99% of the class)
  Comment: See disclosure in Item 4
- Cinctive GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,483,980; sole dispositive power 0; shared dispositive power 2,483,980; aggregate amount beneficially owned 2,483,980 (9.99% of the class)
  Comment: See disclosure in Item 4
- Richard H. Schimel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,483,980; sole dispositive power 0; shared dispositive power 2,483,980; aggregate amount beneficially owned 2,483,980 (9.99% of the class)
  Comment: See disclosure in Item 4
- Lawrence J. Sapanski: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,483,980; sole dispositive power 0; shared dispositive power 2,483,980; aggregate amount beneficially owned 2,483,980 (9.99% of the class)
  Comment: See disclosure in Item 4

## Item 1. Issuer
Name of issuer: NEONC TECHNOLOGIES HOLDINGS, INC.
Address of issuer's principal executive offices: 23975 Park Sorrento, Suite 205, Calabasas, California, 91302

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of each of (i) Cinctive Capital Management LP, (ii) Cinctive GP LLC, the general partner of Cinctive Capital Management LP, and (iii) Richard H. Schimel and Lawrence J. Sapanski, the co-founders and co-Chief Investment Officers of Cinctive Capital Management LP and managing members of Cinctive GP LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of each Reporting Person is 50 Hudson Yards, 67th Floor, New York, NY 10001.
Citizenship: Cinctive Capital Management LP is a Delaware limited partnership. Cinctive GP LLC is a Delaware limited liability company. Richard H. Schimel and Lawrence J. Sapanski are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026, each of the Reporting Persons may be deemed the beneficial owner of 2,483,980 shares of Common Stock, which amount consists of 1,425,526 shares of Common Stock and 1,058,454 shares of Common Stock that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Blocker (as defined herein).

The Issuer shall not effect any exercise of the Warrants, and the Reporting Persons shall not have the right to exercise any portion of the Warrants, to the extent that after giving effect to such issuance after exercise, the Reporting Persons (together with the Reporting Persons' affiliates, and any other persons or entities acting as a group together with the Reporting Persons or any of the Reporting Persons' affiliates), would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of Warrants, subject to a potential increase provided that any increase will not be effective until the 61st day after the Reporting Persons deliver notice of such increase to the Issuer (the "Blocker").
Percent of class: As of March 31, 2026, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.99% of the shares of Common Stock outstanding. This percentage is based on (i) 23,806,216 shares of Common Stock outstanding as of March 30, 2026, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026, and (ii) 1,058,454 shares of Common Stock issuable to the Reporting Persons within 60 days upon exercise of Warrants, subject to the Blocker, which shares of Common Stock have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,483,980
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,483,980

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. Cinctive Global Master Fund, Ltd has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the shares of Common Stock covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Cinctive Capital Management LP: /s/ Richard H. Schimel, Richard H. Schimel, Managing Member of Cinctive GP LLC, its General Partner (05/15/2026)
- Cinctive GP LLC: /s/ Richard H. Schimel, Richard H. Schimel, Managing Member (05/15/2026)
- Richard H. Schimel: /s/ Richard H. Schimel, Richard H. Schimel (05/15/2026)
- Lawrence J. Sapanski: /s/ Lawrence J. Sapanski, Lawrence J. Sapanski (05/15/2026)